UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hancock Whitney Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Hancock Whitney Center 701 Poydras Street, Suite 3100
(No. and Street)

New Orleans	LA	70139
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald J. DeBlanc 504-729-1147
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

909 Poydras Street, Suite 3100	New Orleans	LA	70112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald J. DeBlanc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Whitney Investment Services, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARY E. DEY #57318 MY COMMISSION IS FOR LIFE NOTARY PUBLIC JEFFERSON PARISH, LOUISIANA

Signature

SVP & CFO (Hancock Whitney Investment Services, Inc.)

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hancock Whitney Investment Services, Inc.

(A wholly-owned subsidiary of Hancock Whitney Corporation)

Financial Statements and Supplemental Schedules

December 31, 2019

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Index
December 31, 2019

Page

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 3

Statement of Income and Comprehensive Income...4

Statement of Stockholder's Equity 5

Statement of Changes in Liabilities Subordinated to Claims of General Creditors 6

Statement of Cash Flows..7

Notes to Financial Statements 8

Supplemental Schedules

Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 Under the Securities Exchange Act of 1934...15

Schedule II - Computation for Determination of Reserve Requirements Pursuant to
Rule 15c3-3 of the Securities Exchange Act of 1934 16

Schedule III - Information Relating to Possession or Control Requirements Pursuant to
Rule 15c3-3 of the Securities Exchange Act of 1934..17



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Hancock Whitney Investment Services, Inc.

Opinion on the Financial Statements

We have andited the accompanying statement of financial condition of Hancock Whitney Investment Services, Inc. (the "Company") as of December 31, 2019, and the related statements of income and comprehensive income, of stockholder's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, including the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934, and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained in

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, LA 70112
T: (504) 558 8200, F: (504) 558 8960, www.pwc.com/us

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934, and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934, is fairly stated, in all material respects, in relation to the financial statements as a whole.



PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 27, 2020

We have served as the Company's auditor since 2009.

2

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$16,565,144
Receivables from clearing organizations and insurance companies	502,088
Underwriting fee receivable	123,750
Securities owned, at fair value	39,000
Furniture and equipment, less accumulated depreciation of $249,237	10,095
Income taxes receivable	172,680
Deferred tax asset	288,450
Other assets	347,166
Total assets	$18,048,373

Liabilities and Stockholder's Equity

Contingent settlement accrual	$ 2,337,792
Accounts payable and other accrued expenses	1,404,528
Due to Affiiate	53,891
Total liabilities	3,796,211
Stockholder's equity	
Common stock, $1 par value per share; Authorized and outstanding 1,000 shares	1,000
Contributed capital	1,672,700
Retained earnings	12,578,462
Total stockholder's equity	14,252,162
Total liabilities and stockholder's equity	$18,048,373

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Income and Comprehensive Income
Year Ended December 31, 2019

Revenues		
Income from sales of annuity contracts	$	8,381,500
Fee income		10,771,133
Commission income		6,699,908
Underwriting income		641,287
Interest, dividends and other income		242,706
Total revenues		26,736,534
Expenses		
Employee compensation and benefits		15,460,004
Brokerage, clearing, and license fees		2,192,462
Contingent settlement expense		2,337,792
Occupancy and equipment		387,213
Data processing		332,720
Other expenses		3,251,497
Total expenses		23,961,688
Income before income taxes		2,774,846
Income taxes		1,395,060
Net income	$	1,379,786
Other comprehensive income		-
Comprehensive income	$	1,379,786

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Stockholder's Equity
Year Ended December 31, 2019

	Common Stock	Contributed Capital	Retained Earnings	Total
Balance, January 1, 2019	$ 1,000	$ 1,672,700	$ 16,198,676	$ 17,872,376
Net Income	-	-	1,379,786	1,379,786
Dividend	-	-	(5,000,000)	(5,000,000)
Balance, December 31, 2019	$ 1,000	$ 1,672,700	$ 12,578,462	$ 14,252,162

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2019

There were no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2019.

The accompanying notes are an integral part of these financial statements.

6

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Cash Flows
Year Ended December 31, 2019

Cash flows from operating activities	
Net income	$ 1,379,786
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	5,421
Provision for deferred taxes	7,071
Decrease in receivables from clearing organizations and insurance companies	104,912
Increase in underwriting fee receivable	(123,750)
Increase in income taxes receivable	(330,638)
Increase in other assets	(86,116)
Increase in accounts payable and accrued expenses	2,564,953
Decrease in due to Affliate	(94,417)
Net cash provided by operating activities	3,427,222
Cash flows from investing activities	
Purchases of furniture and equipment	(6,524)
Net cash used in investing activities	(6,524)
Cash flows from financing activities	
Dividends paid	(5,000,000)
Net cash used in financing activities	(5,000,000)
Net decrease in cash and cash equivalents	(1,579,302)
Cash and cash equivalents, beginning of year	18,144,446
Cash and cash equivalents, end of year	$ 16,565,144
Supplemental disclosure of cash flow information	
Cash paid to Parent for income taxes	$ 1,718,426

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Notes to Financial Statements
December 31, 2019

1. Organization and Significant Accounting Policies

Organization and Operations
Hancock Whitney Investment Services, Inc. (the "Company") is a dually registered broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the brokerage and investment advisory business and is a wholly-owned subsidiary of Hancock Whitney Corporation (the "Parent").

The Company, as an introducing broker, executes securities transactions on behalf of its customers through a clearing broker who carries accounts on a fully disclosed basis. The securities transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. The Company also earns income from the sales of annuity contracts, insurance products and advisory products, as well as from participating in underwriting transactions.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment
Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Income Taxes
The Company's tax provision is determined pursuant to Financial Accounting Standards Board ("FASB") ASC 740. The Company files a consolidated federal income tax return with Hancock Whitney Corporation and determines its tax expense or benefit on a separate return basis. Pursuant to the Company's tax sharing agreement, the Company recognizes tax benefits to the extent they are utilized in the consolidated federal and state returns. Additionally, some state returns, as applicable, are filed by the Company on a stand-alone basis.

Income taxes are accounted for using the asset and liability method. Current tax liabilities or assets are recognized for the estimated income taxes payable or refundable on tax returns to be filed with respect to the current year. Deferred tax assets and liabilities are based on temporary differences between the financial statement carrying amounts and the tax bases of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are established against deferred tax assets if, based on all available evidence, it is more likely than not that some or all of the assets will not be realized. The benefit of a position taken or expected to be taken in a tax return is recognized when it is more likely than not that the position will be sustained on its technical merits. The effects of changes in tax rates and laws upon deferred tax balances are recognized in the period in which the legislation is enacted.

Revenue

Income from sales of annuity contracts

The Company, as agent, provides its customers with access to both fixed and variable annuity products through the use of third party carriers. Upon selection of an annuity product, the customer enters into a policy with the carrier. The Company's performance obligation is satisfied by fulfilling its responsibility to acquire the investment for which a fee is earned from the carrier based on agreed upon fee percentages on a trade date basis.

Fee income

Fee income includes portfolio management and advisory service fees for investment products sold by our brokers. These are monthly fees charged on a contractual basis to customers for the management of their investment portfolios, generally based on the asset balances maintained in these products. Fees are recorded as earned on a gross basis, with expenses reflected in the appropriate expense line item.

Commission income

Commission income represents income earned from the sale of investment products (other than annuity contracts). The Company provides its customers with access to investment products through the use of a third party clearing agent to meet their financial needs and investment objectives. Upon selection of an investment product, the customer enters into a brokerage account arrangement with the third party clearing agent. The performance obligation is satisfied by fulfilling its responsibility to acquire the investment for which a commission is earned from the third party clearing agent based on agreed-upon commission percentages on a trade date basis. As the principal in the arrangement, the Company recognizes the investment services commissions on a gross basis, with expenses reflected in the appropriate expense line item.

Commission income also includes insurance commission revenue that is recognized with sales of insurance policies, where the Company's performance obligation is connecting the customer to the insurance products. The Company also receives contingent commissions from insurance companies as additional incentive for achieving specified premium volume goals and/or the loss experience of the insurance placed. Commissions from insurance companies are recognized when determinable, which is generally when such commissions are received or when we receive data from the insurance companies that allows the reasonable estimation of these amounts.

Underwriting income

Underwriting income includes fees for services arising from securities offerings or placements in which the Company acts as a co-manager in an underwriting syndication. Revenue is recognized at the time the underwriting is completed based on the participation percentage and syndication fee percentage. Any costs associated with these transactions are reflected in the appropriate expense line item.

Interest, dividends and other income

Interest, dividends and other income includes interest and dividend income on balances with a third party clearing agent, as well as other miscellaneous income earned. Income is recorded on the accrual basis, or on a cash basis if not material and/or is considered constrained.

Commissions paid

Commissions paid to brokers are recorded as securities transactions occur and are paid to the financial advisors on a settlement date basis, which is not materially different from the trade date. Commission paid are reflected in the "Employee compensation and benefits" line item in the Statement of Income and Comprehensive Income.

Share-Based Compensation

The Company's employees participate in share-based compensation plans sponsored by the Parent. Share-based compensation consists of restricted share awards. The fair value of restricted share awards is based on the Parent's closing stock price on the day preceding the grant date. The Company is allocated a portion of share-based compensation expense from its Parent, recognized over the requisite service period.

Retirement Benefits

The Company's employees participate in defined benefit pension and other defined benefit postretirement plans for eligible employees sponsored by the Parent. The amounts reported in the financial statements with respect to these plans are based on actuarial valuations that incorporate various assumptions regarding future experience under the plans. The Company also offers a defined contribution plan (401(k) plan) sponsored by the Parent that covers substantially all associates that have been employed for 60 days and meet certain other requirements and employment classifications. Expenses associated with these plans are allocated to the Company by the Parent.

## 2.	Recent Accounting Pronouncements

Accounting Standards Adopted in 2019:

On January 1, 2019, the Company adopted Accounting Standards Update ("ASU") 2016-02, "Leases (Topic 842)." Under the provisions of this guidance, lessees are required to recognize a lease liability representing the lessee's obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use asset representing the lessee's right to use, or control the use of, a specified asset for the lease term. The ASU allows lessees to elect not to apply the recognition requirements in ASC 842 to short-term leases, which are defined as leases that, at commencement date, have a lease term of twelve months or less and do not contain a purchase option that the lessee is reasonably certain to exercise. Instead, a lessee may recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The Company evaluated its inventory of lease agreements as of the date of adoption and determined that all of its leases had remaining lease terms of twelve months or less or were cancelable, and that no lease contained a purchase option. As such, the Company elected to apply the short-term lease exception provisions of Topic 842 and therefore, the adoption of this guidance did not have an impact on the financial condition or results of operations.

Accounting Standard Issued but not Yet Adopted at December 31, 2019

In December 2019, the FASB issued ASU 2019-12, "Simplifying the Accounting for Income Taxes (Topic 740)." The amendments in this update are intended to simplify the accounting for income taxes by removing certain exceptions to generally accepted accounting principles ("GAAP"). The amendments also improve consistent application of and simplify GAAP by modifying and/or revising the accounting for certain income tax transactions and by clarifying certain existing codification. The amendments in the update are effective for the Company for fiscal years and interim periods within those fiscal years beginning after December 15, 2020. The Company is currently assessing the impact of adoption of this guidance, but does not expect the update to have a material impact upon its financial position and results of operations.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credits Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial

institutions and other organizations. The ASU, more commonly referred to as Current Expected Credit Losses, or CECL, requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Company will adopt the provisions of this guidance on January 1, 2020. The Company has completed its assessment of the impact of adoption of this guidance, and, based on the composition of the balance sheet, there will be no impact to its financial condition or results of operations at the time of adoption.

3. **Fair Value Measurements**

The FASB defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The FASB's guidance also establishes a fair value hierarchy that prioritizes the inputs to these valuation techniques used to measure fair value, giving preference to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs such as a reporting entity's own data (level 3). Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, observable inputs other than quoted prices, such as interest rates and yield curves, and inputs derived principally from or corroborated by observable market data by correlation or other means.

The Company reports an interest-bearing money market deposit account ("money market account") in cash and cash equivalents. The money market account is recorded at an amount that approximates fair value. The money market account offers daily liquidity and there is no stated maturity.

At December 31, 2019, the Company owned a U.S Treasury bond as a result of an open position in a canceled customer trade. The bond is carried at fair value based on pricing obtained from a pricing vendor that either utilizes current market quotes or employs measurement techniques using observable inputs to determine an asset's value.

The following table presents, for each of the fair value hierarchy levels, the Company's financial assets measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Money Market Deposit Account	$ 15,407,458	$ -	$ -	$ 15,407,458
U.S. Treasury security	-	39,000	-	39,000
Total	$ 15,407,458	$ 39,000	$ -	$ 15,446,458

There were no transfers between Level 1, 2 or between Level 2 and Level 3 during the year ended December 31, 2019.

4. **Income Taxes**

As of December 31, 2019, the Company had a deferred tax asset in the amount of $288,450, which is primarily related to employee compensation and benefits, with no valuation allowance as management believes it is more likely than not that the deferred tax asset will be fully realized. As of December 31, 2019, the Company had no state net operating losses ("NOL"). Total income tax expense for the year ended December 31, 2019 was $1,395,060, which is comprised of current tax expense of $1,387,989 and deferred tax benefit of $7,071. As of December 31, 2019, $172,680 was due from the Parent for income taxes receivable.

The effective income tax rate for 2019 differs from the federal statutory rate primarily as a result of the state income tax provision, penalties and ASC 740-10 reserves. Generally, the tax years open for examination are 2016 to the present.

The Company measures uncertain tax positions pursuant to ASC740-100. Uncertain tax positions are the differences between a tax position taken, or expected to be taken on a tax return, and the benefit recognized and measured for accounting purposes. Prior to 2019, the Company had no uncertain tax positions. At December 31, 2019, the total amount of gross unrecognized tax benefit was $524,200 attributable to tax positions taken during the year ended December 31, 2019. If recognized, the benefit would favorably impact the Company's effective tax rate.

The Company accrues interest and penalties, if any, related to uncertain tax positions on income taxes in income tax expense. The Company did not recognize any interest and penalty expense for the year ended December 31, 2019 because the uncertain tax positions arose in December 2019. Uncertain tax positions could change due to tax settlements or due to statute of limitation expirations. The Company reasonably expects, in the next twelve months, the anticipated change of the unrecognized tax benefit as of December 31, 2019 to be an immaterial reduction.

5. Other Related-Party Transactions

As of December 31, 2019, the Company had $466,030 of cash on deposit with Hancock Whitney Bank (the "Bank"), a wholly owned subsidiary of the Parent.

The Company has an agreement with the Bank whereby the Bank, through its Trust and Asset Management business, provides certain investment services to the Company. The Company paid $24,000 to the Bank in 2019 pursuant to this agreement.

The Company operates in facilities that are leased from the Bank for which $321,984 was charged in 2019 to Occupancy and Equipment. The related-party agreement is short-term in nature and cancellable at any time with a thirty day notice.

The Company was also charged $1,852,128 of allocated expenses by the Bank for shared facilities and other expenses. Shared expenses are allocated using direct variables such as square footage, number of employees, capital, revenues and percentage of time worked.

Expense associated with Parent sponsored share-based compensation was $233,575 in 2019. Employee pension and retirement plan expense associated with Parent sponsored plans totaled $641,003 in 2019.

On June 28, 2017, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Revolving Note") with the Parent as the means to increase regulatory capital if needed as a result of the Company beginning to participate in underwriting transactions. The Revolving Note allows the Company to borrow from the Parent amounts up to $10,000,000 on a revolving basis during a three-year credit period. Borrowings bear interest at LIBOR plus 1.5% and are subject to other terms and conditions acceptable with FINRA. The Revolving Note has a scheduled maturity date of June 27, 2021. During the year ended December 31, 2019, the Company did not borrow, nor did it have any balances outstanding, under this revolving note.

6. Clearing Organization

The Company has an agreement with National Financial Services, LLC, a clearing organization that performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit of $100,000 be maintained by the Company. This amount is reflected as other assets on the accompanying Statement of Financial Condition.

7. Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker dealer who does not carry customers' accounts, but receives checks, drafts, or other evidences of indebtedness made payable to itself, is required to maintain net capital, as defined in the Rule, of $250,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2019, the Company had net capital of $12,900,206, which was $12,647,125 in excess of its required net capital of $253,081. The Company had aggregate indebtedness of $3,796,211 and an aggregate indebtedness to net capital ratio of 0.29 to 1.00 at December 31, 2019.

The Company has entered into a written agreement with its clearing firm which requires that the clearing firm perform a proprietary inventory of introducing brokers reserve computation with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

8. Commitments and Contingencies

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not reasonably estimable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the Company's Statement of Financial Condition for these transactions.

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. The Company's Statements of Financial Condition and Income reflect a contingent settlement accrual related to an investigation by the SEC into certain share class selection practices by the Company in place from January 2014 to June 2017. This investigation is part of a broader mutual fund share class selection disclosure initiative announced by the SEC, which to date has resulted in publicly announced settled charges against more than 90 investment advisers. The Company's financial results for the year ended December 31, 2019 includes an accrual for the estimated settlement amount totaling $2,337,792, which includes disgorgement, pre-order interest and civil money penalties. While the consent order has not yet been finalized, the Company does not believe it will incur additional fines or penalties in excess of the amount already accrued in connection with this matter.

Other than the matter discussed above, the Company's management expects, based upon defenses available and after consultation with legal counsel, the ultimate resolution of other litigation and claims will not have a material effect on the Company's results of operations or financial condition.

9.   **Subsequent Events**

The Company has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, February 27, 2020 and has determined that no other significant events occurred after December 31, 2019, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

Supplemental Schedules

Hancock Whitney Investment Services, Inc.
(A wholly owned subsidiary of Hancock Whitney Corporation)
Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2019   Schedule I

Net capital

Total stockholder's equity, qualified for net capital	$ 14,252,162
Less: Nonallowable assets	
Retail receivables and other assets	1,033,712
Furniture and equipment, net	10,095
Total deductions	1,043,807
Net capital before haircuts on securities positions	13,208,355
Less: Haircuts - Investment Securities	308,149
Net capital	$ 12,900,206
Aggregate indebtedness	$ 3,796,211
Net capital requirement – greater of $250,000 or 6.67% of	
aggregate indebtedness	$ 253,081
Excess net capital	$ 12,647,125
Aggregate indebtedness to net capital ratio	.29

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between this audited Computation of Net Capital (Schedule 1) prepared by Hancock Whitney Investment Services, Inc. and included in the Company's unaudited Part II FOCUS Report as of December 31, 2019, as amended, filed on February 26, 2020.

See report of independent registered public accounting firm.

Hancock Whitney Investment Services, Inc.
(A wholly owned subsidiary of Hancock Whitney Corporation)
Computation for Determination of Reserve Requirements Pursuant to
Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2019   Schedule II

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm.

Hancock Whitney Investment Services, Inc.
(A wholly owned subsidiary of Hancock Whitney Corporation)

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2019 **Schedule III**

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm.

17

Hancock Whitney Investment Services, Inc.

(A wholly owned subsidiary of Hancock Whitney Corporation)

Exemption Report Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Management and Board of Directors of Hancock Whitney Investment Services, Inc.

We have reviewed Hancock Whitney Investment Services, Inc.'s assertions, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 27, 2020

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, LA 70112
T: (504) 558 8200, F: (504) 558 8960, www.pwc.com/us

Hancock Whitney Investment Services, Inc.
(A wholly owned subsidiary of Hancock Whitney Corporation)
Exemption Report Pursuant to
Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2019

Hancock Whitney Investment Services, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the provisions of 17 C.F.R §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k)(2)(ii) throughout the fiscal year ended December 31, 2019 without exception.

HANCOCK WHITNEY INVESTMENT SERVICES, INC.

I, Ronald J. DeBlanc, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Ronald J. DeBlanc, Vice President and CFO, Hancock Whitney Investment Services, Inc.

February 27, 2020

Hancock Whitney Investment Services, Inc.
(A wholly owned subsidiary of Hancock Whitney Corporation)

Form SIPC-7 of the Securities Investor
Protection Corporation
December 31, 2019



Report of Independent Accountants

To the Management and Board of Directors of Hancock Whitney Investment Services, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Hancock Whitney Investment Services, Inc. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Hancock Whitney Investment Services, Inc. for the year ended December 31, 2019, solely to assist the specified parties in evaluating Hancock Whitney Investment Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Hancock Whitney Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institnte of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 26, 2019 in the amount of $8,945 was compared to check number 085264 obtained from Ronald DeBlanc, SVP, CFO, and payment dated February 20, 2020 in the amount of $10,032 was compared to check number 092661, obtained from Ronald DeBlanc, SVP, CFO, noting no differences.

2. Compared the Total Revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2019 to the Total revenue amount of $26,736,534 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), revenues from distribution of shares of registered open end investments company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products of $13,356,358 to supporting schedules and working papers, which included trial balance accounts 624010, 624020, 625080, 265090, 626010, 626030, 626061, 626062, 638010, 638030, and 638040 of the Company, and previously filed FOCUS reports, provided by Ronald DeBlanc, SVP, CFO, noting no differences.

    b. Compared deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SPIC members in connection with securities transactions, of $714,168 to supporting schedules and working papers which included trial balance accounts 726040 and 726050 of the Company, provided by Ronald DeBlanc, SVP, CFO, noting no differences.

    c. Compared deductions on line 2c(9)(i), total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, LA 70112
T: (504) 558 8200, F: (504) 558 8960, www.pwc.com/us

and dividend income, of $14,867 to the full Clearing Statement for period range 1/1/2019-12/31/2019 from National Financial Services LLC, provided by Ronald DeBlanc, SVP, CFO, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $12,651,141 and $18,977, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated the mathematical accuracy of the SIPC deductions on line 2c(1), revenues from distribution of shares of registered open end investments company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products, of $13,356,358 reflected in SIPC-7 aud in the related schedules and working papers, which included trial balance accounts 624010, 624020, 625080, 265090, 626010, 626030, 626061, 626062, 638010, 638030, and 638040, noting no differences.

   c. Recalculated the mathematical accuracy of the SIPC deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SPIC members in connection with securities transactions, of $714,168 reflected in SIPC-7 and in the related schedules and working papers, which included trial balance accounts 726040 and 726050, noting no differences.

   d. Compared deductions on line 2c(9)(i), total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income, of $14,867 to the full Clearing Statement for period range 1/1/2019-12/31/2019 from National Financial Services LLC, provided by Ronald DeBlanc, SVP, CFO, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and nse of the Board of Directors and Management of Hancock Whitney Investment Services, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be nsed by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 27, 2020

2

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hancock Whitney Investment Services, Inc.
Hancock Whitney Center
701 Poydras Street, Suite 3100
New Orleans, LA 70139

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ronald DeBlanc (504)-729-1147

2. A. General Assessment (item 2e from page 2) — $18,977

   B. Less payment made with SIPC-6 filed (exclude interest) — (8,945)
      07/25/19
      Date Paid

   C. Less prior overpayment applied — (-)

   D. Assessment balance due or (overpayment) — 10,032

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum — -

   F. Total assessment balance and interest due (or overpayment carried forward) — $10,032

   G. PAYMENT: √ the box
      Check mailed to P.O. Box [✓] Funds Wired [ ] ACH [ ]
      Total (must be same as F above) — $10,032

   H. Overpayment carried forward — $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hancock Whitney Investment Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of February, 20 20.

SVP, CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2019 and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$26,736,534
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	13,356,358
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	714,168
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 14,867	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	14,867
Total deductions	14,085,393
2d. SIPC Net Operating Revenues	$12,651,141
2e. General Assessment @ .0015	$18,977
	(to page 1, line 2.A.)